

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2014

Via E-mail
Nicolas S. Schorsch
Chief Executive Officer and Chairman of the Board of Directors
American Realty Capital Global Trust II, Inc.
405 Park Avenue, 15th Floor
New York, New York 10022

>   **Re: American Realty Capital Global Trust II, Inc.**
>   **Registration Statement on Form S-11**
>   **Filed June 6, 2014**
>   **File No. 333-196549**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions.

4.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

5.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

6.   Please ensure that the prospectus is printed in type that is at least as large as 10-point font. Refer to Rule 420 of Regulation C.

What are your investment objectives, page 2

7.   We refer to your last bullet point where you state that your objectives include investing up to 10% "elsewhere internationally." Throughout your document, you state that you intend to invest up to 50% of your capital in real estate in Europe, provided, however, that you may allocate up to 20% "elsewhere internationally." Please reconcile your disclosure, and where applicable, please revise to indicate the countries you intend to invest in, if known, or advise.

What is the purchase price for shares of our common stock?, page 6

8.   Please confirm that you will file a post-effective amendment to the registration statement to reflect any change in the price that is more than 20% higher or lower than the offering price.

Are there any Investment Company Act considerations?, page 28

9.   We note that you intend to operate your business in a manner that will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how you and your subsidiaries' investment strategy will support this exemption. Please note that we will refer your current disclosure and subsequent response to the Division of Investment Management for further review.

Risk Factors, page 31

10.   Please revise to include the risk that redemptions may exceed the offer price net of underwriting commissions and discounts, which will dilute other shareholders.

Investment Rights and Obligations, page 121

11.   Please revise to provide the size of the competing funds or advise.

Competition, page 143

12.   Please tell us your basis for this statement. With respect to your competitors that are organized as traditional REITs, please confirm to us that they are unable to take advantage of tax-deferred transactions.

Prior Performance Tables, page A-1

13.   Please revise to include a discussion of the factors you considered in determining which previous programs have similar investment objectives to you. Refer to Instruction 1 to Appendix II of Industry Guide 5.

Table I, page A-2

14.   Please tell us why you believe it is material to include more than the sponsor's three most recent programs with investment objectives similar to yours. Refer to CF Disclosure Guidance Topic No. 6.

Table III, page A-3

15.   Please tell us whether you considered limiting your disclosure to include only the most recent programs that have closed in the most recent five years such that the maximum number of programs presented in the table is five. Refer to Industry Guide 5 and CF Disclosure Guidance Topic No. 6 for guidance.

Table IV, page A-6

16.   Please tell us how you determined the programs in this table have been completed. In addition, we note that your calculation of Annualized Return on Investment appears to differ from the definition in CF Disclosure Guidance Topic No. 6. Please tell us how you determined that such differences are not material.

Exhibits

17.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for our review.

18.   We note that you have filed "forms of" of your governing documents and various agreements. Please tell us if you will be unable to file final, executed agreements prior to effectiveness of the registration statement. Please note that any such incomplete exhibit may not be incorporated by reference in any subsequent filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

 • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

 • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Nicolas S. Schorsch
American Realty Capital Global Trust II, Inc.
July 1, 2014
Page 5

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Shannon Sobotkas, Staff Accountant, at (202) 551-3856 or Robert Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3655 with any other questions.


Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director


Cc: Peter M. Fass, Esq
        Proskauer Rose LLP